Shanda Literature Announces Appointment of Chief Copyright Officer
and Establishment of Literature Research Institute

Shanghai, China –Jan 07, 2009-Shanda Literature (“SDL”), a business unit of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA, or “Shanda”) that operates China’s leading online literature platform, announced today that former Minister Counselor of the Chinese Embassy in Singapore, Mr. Hongli Zhou, has joined SDL as its Chief Copyright Officer.

Mr. Zhou has nearly 30 years of experience as a senior government official for the culture industry, holding various positions including Deputy Chief Editor for Jilin People’s Publishing House, Deputy Chief for Press and Publication Bureau in Jilin Province, Director for External Affairs at General Administration of Press and Publication, and Minister Counselor at Chinese Embassy in Singapore. Prior to joining SDL, Mr. Zhou spent four years at China Publishing Group as Vice President.

“We are pleased to welcome Mr. Zhou as the latest strategic addition to SDL’s management team,” said Mr. Tianqiao Chen, Shanda’s Chairman and CEO. “Mr. Zhou has extensive experience in all aspects of China’s publication industry and has made profound contributions to the development of the industry.”

“The Chief Copyright Officer plays an important role in SDL’s future growth,” said SDL’s CEO Mr. Xiaoqiang Hou. “As China’s publication industry develops, SDL will continue to accumulate intellectual property rights to the literary works that it owns. Mr. Zhou will assist SDL to protect and maximize the value of its intellectual property rights.”

SDL also announced today the establishment of Shanda Literature Research Institute. China’s well-known literary critic, Mr. Lie Xia, was appointed as the Executive Deputy Director of the Institute.

SDL is a leading company in China’s online literature market, and currently operates three online literary websites including qidian.com, hongxiu.com and jjwxc.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the development of the Company’s copyright business and quotations from management, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the Company’s ability to grow its original online literature business and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: